Luokung Technology Corp.
Lab 32, Soho 3Q, No. 9, Guanghua Road

Chaoyang District, Beijing

People’s Republic of China, 100020

(86) 10-85866721

May 23, 2019

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Mitchell Austin

Re:	Luokung Technology Corp. Commission File No. 333-231127 Registration Statement on Form F-3 Filed April 30, 2018 (the “Original Filing”)

Dear Mr. Austin:

In connection with the your comment letter dated May 17, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form F-3 of Luokung Technology Corp., a company incorporated under the laws of the British Virgin Islands (the “Company”), is providing you with the following additional information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Form F-3 filed April 30, 2019

General

1.	We note that this registration statement appears to cover the resale of approximately 48.4% of your outstanding shares and 100% of your non-affiliate public float. Given the number of shares covered by this registration statement, please provide a legal analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Question 612.09 of our Securities Act Rules Compliance Disclosure Interpretations. Additionally, revise your prospectus to describe the transactions in which the selling shareholders acquired their shares, including the dates of the transactions and the amount of consideration paid, and file or incorporate by reference any related agreements as exhibits to this registration statement. For example, please summarize the material provisions of, and file or incorporate by reference, your securities purchase agreement with Honbridge Holdings Limited.

Response: In response to the Staff’s comment, the Company, as suggested, reviewed the Staff’s historical guidance in Question 612 .09 (“CD&I 612.09”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act, which provides that the question of whether an offering is styled as a secondary one on “behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We have reviewed the factors from CD&I 612.09 and other facts and factors related to the Selling Stockholders offering, in addition to the SEC Rules. Rule 415(a)(1)(i) provides that “securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant, subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Company respectfully submits that all the shares to be registered for resale under the Form F-3 Registration Statement are covered by Rule 415(a )(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company, (ii) the securities being offered or sold are not being offered or sold by the Company; (iii) none of the Selling Stockholders is acting on behalf of the Company and (iv) the registrant is not a subsidiary of a person that is a Selling Stockholder.

Based on Rule 415(a)(1)(i) and CD&I 612.09, we believe that the registration of the shares on behalf of Selling Stockholders is clearly not a transaction “by or on behalf of the issuer.” The Company will not receive any proceeds from the sale of these shares by the Selling Stockholders nor has any Selling Stockholder entered into an agreement with the Company for the Company to receive any of the proceeds from the sale of any shares. Thus, in light of the fact that the Selling Stockholders are not acting for the Company, and because the Form F-3 Registration Statement relates only to securities being offered or sold by persons other than the Company, the offering is appropriate under Rule 415(a)(1)(i).

Applying the six factors set forth in CD&I 612.09, “(i) how long the Selling Stockholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and finally, (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer,” the Staff should conclude that the offering provided for in the Form F-3 Registration Statement with respect to the Selling Stockholders is appropriate under Rule 415(a)(1)(i).

●	How long the Selling Stockholders have held the shares.

With the exception of Honbridge Holdings Limited (“Honbridge”) which purchased ordinary shares on January 16, 2019 at the price of $6.00 without registration of such shares, 100% of the ordinary shares registered in the Form F-3 have been held by the selling shareholders for more than 18 months and a majority have been held for more than 3 years.

●	The circumstances under which they received them.

Other than the ordinary shares related to Honbridge which are being registered pursuant to the agreed upon terms of Honbridge’s third party investment which closed in January 2019, the approximately 96,485,796 ordinary shares to be registered on behalf of Selling Stockholders of the Company represent ordinary shares received by the former shareholders of C Media Limited. Such ordinary shares were obtained by the former shareholders of C Media as a result of the Asset Exchange Agreement with C Media Limited entered into on January 25, 2018 at a price per share of $3.5982. For the Asset Exchange Agreement, please see this weblink - https://www.sec.gov/Archives/edgar/data/1487839/000121390018004211/0001213900-18-004211-index.htm.

On August 22, 2018 Luokung announced that the transactions contemplated by the Asset Exchange Agreement with C Media Limited closed - please see the web link - https://www.sec.gov/Archives/edgar/data/1487839/000121390018011555/0001213900-18-011555-index.htm.

The ordinary shares held by the shareholders of C Media on January 25, 2018 were acquired in private transactions over several years prior to January 2018.

The ordinary shares to be registered in the Form F-3 were clearly not sold by the Company with the purpose of providing liquidity to the Company at the time of a registration inasmuch as approximately 98% of the ordinary shares being registered were received pursuant to the Asset Exchange Agreement referenced above and such transaction did not involve any cash nor did the transaction grant any shareholders any registration rights. The former shareholders of C Media have no continuing or ongoing obligation to Luokung or to provide any additional capital infusion under any other agreement. The remaining approximately 2% of the shares to be registered in the Form F-3 relate to Honbridge’s investment described above which was made in a private placement prior to the registration of any of the ordinary shares committed to be purchased by Honbridge from Luokung. The proceeds were remitted to Luokung from Honbridge immediately upon signing of the common stock purchase agreement in January 2019 at the time of purchase and approximately 4 months prior to the filing of the Form F-3. All of the foregoing transactions have been disclosed in Luokung’s filings with the SEC on Forms 20-F and 6-K.

●	Their relationship to the issuer.

We note that the only selling shareholder who is either an officer, director or 10% shareholder is Mr. Dennis Galgano, an independent director. The Form F-3 is registering 75,796 shares on Mr. Galgano’s behalf.

●	The amount of shares involved.

The number of shares being registered pursuant to the Form F-3 Registration Statement is approximately 96,485,796, which represents approximately 47.93% of all of the outstanding ordinary shares.

●	Whether the sellers are in the business of underwriting securities.

The existing shareholders are not in the business of underwriting. The existing shareholders did not receive their shares in connection with this registration and the existing shareholders have not entered into any agreement nor is any agreement being contemplated whereby they would serve as underwriters in connection with this registration.

●	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the aforementioned facts, the Selling Stockholders are not acting as a conduit or pass through for Luokung. These investors have had and continue to personally bear the economic risks and rewards of being shareholders and will continue to do so until a time when they sell their shares. Luokung does not benefit from or suffer when or if these shareholders sell their shares.

In conclusion, we believe the registration of the securities on behalf of the Selling Stockholders to be a secondary offering due to the aforementioned reasons. Therefore, we believe we can rely on Rule 415(A)(1)(i) for the offering of shares on behalf of the existing shareholders after the effective date of the registration statement.

In summary, we will reflect our reliance on Rules 415(A)(1)(i) for the shares registered on behalf of the Selling Shareholders in Pre-effective Amendment No. 1 to Registration Statement No. 333-231127 on Form F-3 accordingly.

Luokung acknowledges and agrees that it will revise the prospectus to describe the transactions and disclose the relevant information set forth above related to the manner in which the selling shareholders acquired their shares, including the dates of the transactions and the amount of consideration paid, and file or incorporate by reference any related agreements as exhibits to this registration statement, including, without limitation, disclosing the material provisions of, and filing or incorporating by reference, the securities purchase agreement with Honbridge as well as the Asset Exchange Agreement entered into by C Media and Luokung on January 25, 2018.

2.	Paragraph 157 of your articles of association contains an arbitration provision. Please tell us whether arbitration is intended to be the exclusive means for resolving matters with your shareholders and whether this provision applies to claims made under the federal securities laws of the United States. To the extent that this provision requires arbitration and applies to claims made under U.S. federal securities laws, please ensure that you include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company acknowledges that arbitration is intended to be the exclusive means for resolving matters with your shareholders and this arbitration provision applies to claims made under the federal securities laws of the United States. The Company will ensure that appropriate risk factor disclosure is included in future filings with the SEC which require the inclusion of risk factors.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (86) 10-85866721 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Yu Jie

Chief Financial Officer

cc:	William N. Haddad, Esq., Veanble LLP

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